Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 11, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Melissa Raminpour

Re:	Dryships Inc. Form 20-F for Fiscal Year Ended December 31, 2014 Filed March 10, 2015 Form 6-K filed on May 12, 2015 File No. 001-33922

Dear Ms. Raminpour:
On behalf of Dryships Inc. (the "Company"), we hereby submit the Company's responses to your letter dated June 3, 2015.  The Company filed its annual report for the period ended December 31, 2014 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the "Commission") on March 10, 2015 and submitted a Form 6-K attaching a press release announcing the Company's financial and operating results for the first quarter of 2015 (the "Form 6-K") on May 12, 2015.  By letter dated June 3, 2015, the Staff of the Commission (the "Staff") provided comments to the Company's Form 20-F and Form 6-K.  The Company's responses to each of the Staff's comments are set forth below.
Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015
1.	We note that you recognized an impairment of $56.6 million for 10 tanker vessels for three month period ended 3/31/2015 and $38.1 million for the year ended 12/31/2014. We also note the following adverse factors affecting your drybulk business:
a.	The significant deterioration of your market capitalization to $517 million in aggregate and $0.73 per share on May 29, 2015.
b.	Your loss of $59.2 million, or $0.09 per share, for the first quarter of fiscal 2015. Additionally, the drybulk segment has continued to experience net losses for the past three fiscal years and it appears this trend may continue.
c.	Despite the increase of drybulk revenues of 8% in 2014 as compared to 2013, drybulk revenues declined by 20% for the first quarter of fiscal 2015.
d.	From January 2015 to March 2015, the Baltic Dry Index ("BDI") decreased 23.3%. In your May 12, 2015 earnings call discussion, you indicated your time charter equivalent levels of drybulk vessels declined and the spot rates on Panamax tankers remained more or less at historic lows.
e.	Your utilization rate declined from 99.3% for fiscal 2013 to 98.35% and 97.0% for fiscal 2014 and the first quarter of fiscal 2015, respectively.
f.	As indicated in Risk Factors, you state some of your spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, upon the expiration or termination of your vessels' current non-spot charters, you may only be able to re-charter your vessels at reduced or unprofitable rates, or may not be able to charter these vessels at all. In addition, two of your charters for your drybulk vessels are scheduled to expire in 2015, and you may be forced to enter into lower rate charters.
Considering the aforementioned factors, please address the following comments:
a.	Considering the continued depressed BDI rates, tell us your basis for the statement within your 2014 Form 20-F that the use of 10 year average rates of $ $30,253 for drybulk carriers as compared to the average daily time charter equivalent rate of $5,619, was deemed reasonable and appropriate for the year end analysis.

b.	Considering that contracts expire or are up for renegotiation during the 25 year period used in the undiscounted cash flow analysis, please tell us your basis to support the continued use of higher rates when evidence suggests that upon expiration, the higher 10 year rates are not sustainable . Alternatively, please advise us if you plan to sell any vessels and how the plan impacted your impairment analysis.
c.	Considering that newbuild vessel prices have dropped, the fact that you had to recognize impairment on recent sales, and that fact that no active second hand market exists for your vessels as indicated in Risk Factors, describe what consideration you gave these factors in your impairment analysis as they related to useful lives and resale values used in your analysis.
d.	Considering the depressed spot rates, please explain your basis behind your assumption when communicating in your May 12, 2015 earnings that additional EBITDA of $137 million may be realized assuming a $20,000 per day increase in average charter rates in relation to your spot fleet capacity for years 2015, 2016, and 2017.
We may have further comment upon reviewing your response.
The Company advises the Staff that it has taken into consideration the significant deterioration of the shipping industry and the adverse factors affecting its drybulk business, as referred to in the Staff's comment, and has incorporated these factors in the undiscounted cash flow analysis used to test its vessels for recoverability.
In line with its impairment policy disclosure, the Company's estimates of the daily time charter equivalent rate used in the undiscounted cash flow analysis for the unfixed days of its fleet utilize available market data for forward freight agreements (FFA), for the first two years of the impairment test, and the most recent 10-year historical average for similar vessels thereafter. FFA forward curves are a good indication of future price direction and are commonly used in the shipping industry since research indicates that FFA rates are in general unbiased predictors of freight rates for short periods of time. In this respect, the Company believes that FFA rates are the most indicative and conservative basis to establish rates estimation for the near future and accordingly it uses FFA rates for the first two years of its undiscounted cash flows test after which period their forecasting accuracy is considered to be less reliable. Accordingly, for all contracts expiring or are up for renegotiation during this initial two year period, the rate used in the undiscounted cash flow analysis test was lower than the 10 year average rate. More specifically, based on the FFA rates, the Company used a rate of $7,064 for the unfixed days of its Panamax dry bulk vessels for the year 2015 and $7,884 for the year 2016 with the 10-year average used thereafter being $22,479. For its Capesize dry bulk carriers the Company used a rate of $11,387 for the unfixed days of the year 2015 and $12,143 for those of year 2016 with the 10-year average used thereafter being $41,125.  Furthermore, the Company believes that estimating the daily time charter equivalent rate used in the impairment test for the unfixed days after two years, by utilizing the 10-year historical average charter rate for similar vessels, widely used in the shipping industry, is the most appropriate because the 10-year historical average charter rate is most likely to encompass the charter rate cycles that the Company's fleet will experience over its remaining expected economic life. Charter rates are cyclical and can be volatile. The fifteen year average remaining life of the Company's fleet is likely to include several up and down rate cycles of varying lengths, depending on the vessel category, similar to the ups and downs that the market experienced the last ten years, when charter rates rose significantly above the average in four or five of those ten years, depending on vessel category and in the other years fell below the average, reflecting the decline in the world economy. Since the impairment charge would not be revised when market conditions improve, the Company's management believes that the consequence of using average rates over a short period of time would result in undervaluing the Company's vessels and underestimating the depreciation expense.
The Company uses a probability-weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). As the Company does not currently anticipate selling any of its bulkers and intends to own the vessels until the end of their estimated useful life, the Company did not assign any probability of recovering its vessels through a resale in its impairment tests.
The Company notes that our communication regarding additional EBITDA of $137 million was the voice-over of slide 7 of our Q1 2015 earnings presentation which we made on May 12, 2015. This slide is entitled 'Well-positioned to benefit from drybulk recovery', and it's main premise is that if a drybulk sector recovery does take place, our Company, with its predominantly spot-market exposure, is well-positioned to benefit from increased rates. On the aforementioned slide, we presented an EBITDA sensitivity analysis for the fiscal years 2015, 2016, and 2017 assuming an increase in spot rates of: (i) $5,000 per day, (ii) $10,000 per day, (iii) $15,000 per day and, (iv) $20,000 per day. The Company finally notes that the drybulk shippng industry is extremely volatile and that while current spot rates are currently low, many factors may lead to a recovery in the future including increased scrapping and slippage.

Risk Factors
Company Specific Risk Factors
Our vessels may call on ports located in, and our drilling units may operate in, countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect  our reputation and the market for our common shares., page 35
2.	Please tell us whether your charter agreements include provisions relating to your vessels calling on ports in Syria or Sudan and, if so, please describe the provisions to us.
The Company notes the Staff's comment and advises the Staff that all of the Company's vessels operate predominantly in the spot market. Under a typical charter party for a spot voyage, both ports of loading and discharging are known (either by actual port name or by general geographical region such as for example 'Caribbean' or 'Arab Gulf') prior to the Company entering into any agreements and the Company specifically excludes both Sudan and Syria in its charter parties.
3.	You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism may decide not to invest in, or to divest from, your common shares. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with U.S.-designated state sponsors of terrorism.
The Company notes the Staff's comment and advises the Staff that it does not anticipate entering into contracts with countries that have been identified by the U.S. government as state sponsors of terrorism.  The Company will revise its disclosure in upcoming filings on Form 20-F, accordingly.
4.	You discuss the possibility that you will engage in activities "such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries." It appears from this language that you may enter into charter agreements with individuals or entities in countries that are U.S.-designated state sponsors of terrorism, so long as the individuals or entities are not controlled by the governments of those countries. Please confirm for us whether this is the case and, if so, tell us the types of charter agreements you may enter into with such individuals or entities. Please also tell us whether you expect that those agreements will prohibit your vessels from calling on ports in U.S.-designated state sponsors of terrorism.
The Company notes the Staff's comment and advises the Staff that it does not anticipate entering into entering into charter agreements with individulals or entities in countries that are U.S. designated state sponsors of terrorism.  The Company will revise its disclosure in upcoming filings on Form 20-F, accordingly.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Quentin Wiest at (212) 574-1639.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.